SHININGBANK
Energy Ltd.

07023117

SEC MAIL RECEIVED PROCESSING
APR 30 2007
WASH. D.C. 186 SECTION

April 23, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

Re: Rule 12g3-2(b) Submission – Commission File No. 82-34977

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Shiningbank Energy Income Fund hereby furnishes to the Commission the following:

1. News Release dated April 18, 2007 (Shiningbank Energy announces May 2007 monthly distribution and increase in revolving credit facility)
2. Material Document – Sixth Amending Agreement (to the Credit Agreement) dated April 11, 2007

If you have any questions or concerns, please call me at 403-268-9519 or send an e-mail to mdesrosiers@shiningbank.com.

Very truly yours,

SHININGBANK ENERGY LTD.

Murray J. Desrosiers
Corporate Secretary & General Counsel

PROCESSED
MAY 03 2007
THOMSON
FINANCIAL

H:\SEC\Cover Ltr 2007-04-23.DOC

File No. 82-34977

SHININGBANK
Energy Income Fund

April 18, 2007 TSX: SHN.UN

NEWS RELEASE FOR IMMEDIATE RELEASE

Shiningbank Energy announces May 2007 monthly distribution and increase in revolving credit facility

Shiningbank Energy Income Fund (the "Fund") today announced that its cash distribution for May 2007 will be **C$0.15 per unit.** The distribution is payable on **May 15, 2007** to unitholders of record on **April 30, 2007.** The ex-distribution date is **April 26, 2007.** This represents an approximate 13% annualized pre-tax cash-on-cash yield based on the April 17, 2007 closing price of C$13.65 per unit.

Shiningbank is also pleased to announce the renewal and increase of its revolving credit facility to $500 million, effective immediately. The increased facility continues to provide Shiningbank with sufficient debt capacity to fund its working capital requirements, make smaller strategic acquisitions and the flexibility to fund a portion of its capital program within the context of its lower payout ratio policy.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 76%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com or contact us at:

Email: irinfo@shiningbank.com
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, C.F.O.
Debbie Carver, Investor Relations Coordinator

SIXTH AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made as of April 11, 2007.

AMONG:

SHININGBANK ENERGY LTD.
as Borrower (the "**Borrower**")

OF THE FIRST PART

- and-

THE TORONTO-DOMINION BANK
as Administration Agent (the "**Agent**")

OF THE SECOND PART

- and-

THE PERSONS NAMED ON THE SIGNATURE PAGES HEREOF
as Lenders (hereinafter collectively referred to as the "**Lenders**" and sometimes individually referred to as a "**Lender**")

OF THE THIRD PART

WHEREAS the parties hereto are parties to the Credit Agreement;

AND WHEREAS the parties hereto have agreed to amend certain provisions of the Credit Agreement as hereinafter set forth;

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto agree as follows:

1. Interpretation

1.1 In this Agreement and the recitals hereto, unless something in the subject matter or the context is inconsistent therewith:

(a) "**Agreement**" means this agreement, as amended, modified, supplemented or restated from time to time; and

(b) "**Credit Agreement**" means the Restated Credit Agreement dated as of December 31, 2004 between the Borrower, the Agent and the Lenders party thereto, as amended by the First Amending Agreement dated April 18, 2005 between the Borrower, the Agent and the Lenders party thereto, the Second Amending Agreement dated August 2, 2005 between the Borrower, the Agent and the Lenders party thereto, the Third Amending Agreement dated April 13, 2006 between the Borrower, the Agent and the Lenders party thereto, the Fourth

Amending Agreement dated September 6, 2006 between the Borrower, the Agent and the Lenders party thereto, and the Fifth Amending Agreement dated December 15, 2006 between the Borrower, the Agent and the Lenders party thereto.

1.2 Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.3 The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemented hereto. Unless otherwise indicated, all references to "Sections" refer to Sections of this Agreement.

1.4 This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

2. Amendments and Confirmations

2.1 Section 1.1 of the Credit Agreement is hereby amended as follows:

(a) the definition of "Loan Limit" is deleted and replaced with the following:

> ""**Loan Limit**" means Cdn. $500,000,000 (or the U.S. Equivalent thereof) and shall be subject to reduction and adjustment in accordance with the provisions hereof;"

(b) the definition of "Term-Out Date" is deleted and replaced with the following:

> ""**Term-Out Date**" means April 24, 2008 (subject to one or more extensions in accordance with Section 2.2, which, in the event of any Partial Extension, will result in different Term-Out Dates among the Lenders as provided for in Section 2.2(f));".

2.2 In accordance with Section 2.8(a) of the Credit Agreement, as amended by this Agreement, the parties hereto confirm and agree that the Borrowing Base is Cdn. $500,000,000 or the U.S. Equivalent.

2.3 Schedule "A" to the Credit Agreement is hereby deleted in its entirety and Schedule "A" attached hereto is substituted therefor.

3. Pro Rata Treatment

3.1 In order to give effect to the increase in the Syndicated Commitment of Société Générale (Canada Branch) as a Lender under the Credit Agreement, the increase in the Loan Limit and the allocation of the Commitments among the Lenders as set out in Schedule "A" attached hereto:

(a) the Agent shall be entitled, in accordance with its normal practices, to have Lenders make Loans other than on a Pro Rata Basis, until such time as the Lenders are in a position to share in all outstanding Syndicated Loans on a Pro Rata Basis;

(b) no Lender shall participate in any Syndicated Loans to the extent that such participation would result in such Lender exceeding its Syndicated Commitment; and

(c) for so long as the Lenders' respective shares of outstanding Syndicated Loans do not match their respective Pro Rata Shares as a result of the foregoing provisions, the applicable provisions of the Credit Agreement (including as amended hereby) relating to determination and payments of amounts owing to the Lenders on a Pro Rata Basis shall be adjusted accordingly.

3.2 The Borrower acknowledges that the provisions of Section 3.1 which contemplate Syndicated Loans being made by the Lenders other than on a Pro Rata Basis are intended to be temporary. Accordingly, the Borrower agrees that, notwithstanding anything otherwise provided for in the Credit Agreement, until such time as the Lenders share in all outstanding Syndicated Loans on a Pro Rata Basis, the Borrower shall, in making Drawdowns, Rollovers and Conversions under the Credit Agreement, select terms of borrowing (including, without limitation, applicable amounts, BA Periods and LIBOR Periods) as shall permit the Lenders to share in all Syndicated Loans on a Pro Rata Basis as soon as reasonably practicable after the date hereof (and for such purpose the Borrower agrees to consult with and cooperate with the Agent).

4. Representations and Warranties

The Borrower represents and warrants to the Agent and the Lenders as follows:

(a) the Borrower is a corporation validly subsisting and in good standing under the laws of its jurisdiction of incorporation or amalgamation, is duly registered to carry on business in all other applicable jurisdictions in which the nature of any material business carried on by it or the character or location of any material properties owned by it makes registration necessary and has the capacity and power to own its own property and assets, to carry on business, to execute and deliver this Agreement, to comply with the provisions hereof and to duly perform and observe all of its obligations hereunder and the entering into, performance and observance by it of these obligations has been duly authorized by all necessary corporate action;

(b) the execution, delivery and performance by the Borrower of this Agreement will not violate any provision of:

(i) any applicable Law or Governmental Authorization of any Governmental Authority having jurisdiction; or

(ii) its constating documents, or any agreement, deed, undertaking or instrument to which the Borrower is a party or by which it or its assets are

bound except for any such violation which would not have a Material Adverse Effect;

(c) this Agreement constitutes, a legal, valid and binding obligation of the Borrower enforceable in accordance with the terms, subject to the exceptions referred to in the opinion of Borrower's counsel referred to in Section 6 of this Agreement; and

(d) no Default or Event of Default has occurred and is continuing.

Section 8.3 of the Credit Agreement shall apply *mutatis mutandis* to the representations and warranties set out in this Agreement.

5. Confirmation of the Credit Agreement other Loan Documents

The Credit Agreement and the other Loan Documents and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Loan Documents is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective as of the date hereof.

6. Further Assurances

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are reasonably required by the Agent in order to effect the full extent of and fully perform and carry out the terms of this Agreement. Without limiting the generality of the foregoing, the Borrower shall deliver, concurrent with the execution hereof, an opinion, satisfactory to the Agent, acting reasonably, of the Borrower's counsel addressed to the Agent and the Lenders and relating to the Borrower, the execution, delivery and enforceability of this Agreement and such other matters as may be reasonably requested by the Agent or its counsel.

7. **Counterparts and Execution**

This Agreement may be executed in any number of counterparts in either original, facsimile or electronic form, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

THE BORROWER:

SHININGBANK ENERGY LTD.

Per: (signed)
Name:
Title:

Per: (signed)
Name:
Title:

THE AGENT:

THE TORONTO-DOMINION BANK, as Agent

Per: (signed)
Name:
Title:

THE LENDERS:

THE TORONTO-DOMINION BANK

Per: (signed)
Name:
Title:

Per: (signed)
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE

Per: (signed)
Name:
Title:

Per: (signed)
Name:
Title:

BANK OF MONTREAL

Per: (signed)
Name:
Title:

Per: (signed)
Name:
Title:

NATIONAL BANK OF CANADA

Per: (signed)
Name:
Title:

Per: (signed)
Name:
Title:

THE BANK OF NOVA SCOTIA

Per: (signed)
Name:
Title:

Per: (signed)
Name:
Title:

ALBERTA TREASURY BRANCHES

Per: (signed)
Name:
Title:

Per: (signed)
Name:
Title:

SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)

Per: (signed)
Name:
Title:

Per: (signed)
Name:
Title:

CONFIRMATION OF GUARANTEES AND SECURITY

For good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), each of the undersigned hereby confirms and agrees that the Guarantees and Security Documents executed and delivered by it are and shall remain in full force and effect in all respects notwithstanding the amendments and supplements contained in the above Sixth Amending Agreement and continue to apply to all of the Obligations (as defined in the Guarantees). This Confirmation is in addition to and shall not limit, derogate from or otherwise affect the provisions of the Guarantees including, without limitation, Section 2, 3 and 4 of the Guarantees. Capitalized terms used in this Confirmation of Guarantees and Security without express definition shall have the same meanings herein as are ascribed thereto in the above Sixth Amending Agreement. This Confirmation may be executed in any number of counterparts in either original, facsimile or electronic form, all of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

SHININGBANK LIMITED PARTNERSHIP, by its General Partner, SHININGBANK ENERGY LTD.

Per: (signed)
Name:
Title:

Per: (signed)
Name:
Title:

SLP HOLDINGS INC., in its capacity as trustee for and on behalf of SHININGBANK OPERATING TRUST

Per: (signed)
Name:
Title:

SLP HOLDINGS INC.

Per: (signed)
Name:
Title:

SHININGBANK HOLDINGS CORPORATION

Per: (signed)
Name:
Title:

Per: (signed)
Name:
Title:

SCHEDULE A
COMMITMENTS AND ADDRESSES

LENDER	SYNDICATED COMMITMENT	SWING LINE COMMITMENT	TOTAL COMMITMENT

|The wording was intentionally removed for reasons of confidentiality.|

CAL_LAW\ 1311956\1

END